EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” on Form S-3 and the related Prospectus of Xenonics Holdings, Inc. for the registration of 3,628,918 shares of its common stock and to the incorporation by reference therein of our report dated November 10, 2005 with respect to our audit of the consolidated financial statements of Xenonics Holdings, Inc. as of and for the year ended September 30, 2005 which includes an explanatory paragraph about the ability of the Company to continue as a going concern, that is included in its Annual Report on Form 10-KSB for the year ended September 30, 2005 and filed with the Securities and Exchange Commission.
Eisner LLP
New York, New York
May 30, 2006